FOIA Confidential Treatment Request by
Brunswick Corporation Pursuant to Rule 83 (17 C.F.R. 200.83)

January 3, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Attn: Kathleen Collins
Chen Chen

Re: Brunswick Corporation
Form 10-K for Fiscal Year Ended December 31, 2021
Filed February 16, 2022
File No. 001-01043

Dear Ms. Collins:

This letter is Brunswick Corporation’s response to the comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated December 16, 2022. We have reproduced below the Staff’s comments together with Brunswick’s responses.

Due to the commercially sensitive nature of certain information contained herein, this response letter is also a request for confidential treatment of the portions of this letter bracketed below (designated by “[***]”) pursuant to the Commission’s confidential treatment procedure under Rule 83 (17 C.F.R. § 200.83).

Form 10-K for Fiscal Year Ended December 31, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 32

1.We note your response to prior comment 3. Please further revise your disclosures to provide additional quantification regarding the effect of each factor identified as impacting SG&A expense as a percentage of revenue. For example, your analysis currently states that the increase in SG&A expense during the nine months ended October 1, 2022 reflects the impact of 2021 acquisitions, increased spending on sales and marketing, ACES programs, and other growth initiatives, partially offset by increased net

FOIA Confidential Treatment Request by
Brunswick Corporation Pursuant to Rule 83 (17 C.F.R. 200.83)
sales, but does not appear to quantify the impact of such changes. Also refrain from using terms such as “primarily” in lieu of providing more specific quantitative disclosure. Refer to item 303(b) of Regulation S-K

Response:
In response to the Staff’s comment, the Company will revise future filings to include additional quantification of material factors impacting SG&A expense as a percentage of revenue. Beginning with our Annual Report on Form 10-K for fiscal year end December 31, 2022 (“Form 10-K”), we will provide additional disclosures quantifying the material factors impacting SG&A expense as a percentage of revenue. An example of revised quantitative disclosures is presented as follows:

The increase in SG&A expense during the nine months ended October 1, 2022 reflects the impact of 2021 acquisitions (X bps), increased spending on sales and marketing (X bps), ACES programs (X bps), and other growth initiatives (X bps), partially offset by increased net sales (X bps).

2.    Please address the following as it relates to your response to prior comment 7

a.Provide a more detailed description of the type of products sold by each of the P&A operating segments as referenced in Note 5, and tell us how you determined that the nature of such products is similar. In this regard, explain how consumables sold by the Engine Parts and Accessories operating segment, such as engine oils and lubricants and marine parts and accessories are similar to the products sold by the ASG operating segment, such as marine electronics and control systems, instruments, trolling motors, fuel systems, and electrical systems, as well as specialty vehicle, mobile, and transportation aftermarket products.

Response:
Both the Engine Parts and Accessories (“Engine P&A”) and ASG operating segments sell a portfolio of general marine parts and accessories which include several of the exact same parts, including boat lights, transom lights, pole mounted lights, docking lights, light fixtures, heating components, boat seats, fishing seats, water pumps, aerator pumps, bilge pumps, water pump replacement parts, drains, blowers, anchors, ropes, and other miscellaneous boat hardware. Products are sold under several brands such as Attwood, Land ‘N’ Sea, Ancor, Blue Sea Systems, BEP, and Mastervolt. Many of these parts are sold to the same customers, through the same distribution network, and are subject to the same demand environment.

The ASG operating segment also sells individual and/or packaged marine parts and accessories associated with boat electrical and controls system management, which include lithium-ion batteries, marine battery chargers, battery switches, and boat wiring. Other products include marine electrical and control system components such as marine digital switches and fuses, as well as fuel system parts, such as engine fuel tanks and engine fuel hoses. In addition, the ASG operating segment sells marine trolling motors, trolling motor parts, and trolling motor accessories.

FOIA Confidential Treatment Request by
Brunswick Corporation Pursuant to Rule 83 (17 C.F.R. 200.83)
The Engine P&A operating segment also sells individual and/or packaged marine engine parts and accessories that support marine engines, including engine cowlings, crankshafts, carburetors, alternators, brackets, engine fuel tanks and engine fuel hoses, intake and exhaust parts, filters, cylinder blocks, as well as engine oils and engine lubricants. In addition, the Engine P&A segment also sells marine trolling motors, trolling motor parts, and trolling motor accessories.

The Company has concluded that that the nature of the products sold by the ASG and Engine P&A operating segments is similar due to the following:

•The sale of the products is driven by the same primary demand factor: recreational boat usage.
•The portfolios within each operating segment both represent consumable, replacement parts and accessories that collectively support the aggregate installed base of boats and marine engines.
•The product portfolio offered by the Engine P&A operating segment is both directly complementary to and, in many instances, required to be used in combination with the product portfolio offered by the ASG operating segment. For example, boat fuel tanks and fuel hoses (ASG operating segment) work directly with the engine wiring parts and intake system parts (Engine P&A operating segment).
•For several product lines, the product life cycle and replacement cycle are consistent. For example, boat replacement batteries (ASG operating segment) and engine alternators (Engine P&A operating segment), must be replaced regularly to ensure optimum boating performance. In addition, certain of the more regularly consumable parts, such as electrical components and boat fuses (ASG operating segment), and engine oil and lubricants (Engine P&A operating segment) must be replaced regularly and more frequently to ensure optimum performance.
•Both operating segments sell products that are produced requiring different degrees of specialty:
◦Specialized/sophisticated manufacturing – For ASG, this includes products such as trolling motors and trolling motor parts; for Engine P&A, this includes products such as gear cases, engine blocks, and trolling motor parts.
◦Light manufacturing/assembly – For ASG, this includes plastic molds, battery switches, and digital switches; for Engine P&A, this includes plastic injected molded engine parts, engine electrical components, and circuit boards.
◦Full distribution (buy and resell) – For both ASG and Engine P&A, this includes a wide variety of marine ropes, ladders, anchors, drains, pumps, boat lights, and boat seating.
•Most of the volume in both operating segments is sold directly to aftermarket customers (approximately [***%] for ASG and [***%] for Engine P&A).
•The products are both impacted by the same seasonal weather conditions, with demand directly correlated to favorable weather conditions.
•The products are generally affected by the same annual cyclical patterns, with the highest demand typically occurring during the 2nd quarter leading into the boating season and lowest demand occurring during the 4th quarter at the beginning of winter in northern climates.
•Finally, as illustrated above in the summary list of products, both operating segments offer a wide variety of the exact same marine products.

FOIA Confidential Treatment Request by
Brunswick Corporation Pursuant to Rule 83 (17 C.F.R. 200.83)
b.    Explain further your statement that the ASG operating segment sells and distributes products similar to Engine P&A products within the Attwood, RELiON, and Power Products businesses and tell us how significant these businesses are, both quantitatively and qualitatively, to the ASG operating segment.

Response:
Power Products, Attwood, and RELiON are the three businesses that make up the ASG operating segment. Power Products and Attwood comprise a majority of the operating segment and represent [***%] and [***%], respectively, of total operating segment net sales for the year ended 2021. RELiON was an acquisition completed in Q3 of 2021 and represents less than [***%] of operating segment net sales for the year ended 2021. As discussed within the answer to 2(a), the products in the ASG and Engine P&A operating segments are similar, and in many instances, the same.

c.     Provide us with the actual operating margin information for each historical and forecasted period considered in your analysis (including to date in fiscal 2022) separately for each of the Engine P&A and ASG operating segments.

Response:
We considered the historical, current, and forecasted operating margins for the periods 2019 – 2025 in our analysis. The 2022 period represents the most recent available full year 2022 forecast (as of November 2022). For each full year fiscal period, we considered both the actual and relative differences in operating margins between both operating segments. We also evaluated the trends in margin changes each period, as well as the directional movement from year to year.

Please see the associated Appendix A to our response letter, summarizing the quantitative assessment of operating margins during the periods 2019 – 2025. The average actual and relative differences during the 7-year evaluation period were [***%] and [***%], respectively. In addition, for 5 of the 7 years in the evaluation period, the margin changes between segments were directionally consistent and are anticipated to converge during the period 2023 – 2025. For these reasons, we have concluded that both the Engine P&A and ASG operating segments exhibit similar economic characteristics.

d.    Tell us the additional financial information considered when evaluating the economic characteristics of each of these operating segments and at a minimum provide a quantified discussion of the gross margins and revenue separately for each.

Response:
We considered the historical, current, and forecasted gross margins for the periods 2019 – 2025. The 2022 period represents the most recent available full year 2022 forecast (as of November 2022). For each full year fiscal period, we considered both the actual and relative differences in gross margins between both operating segments. We also evaluated the trends in margin changes each period, as well as the directional movement from year to year.

FOIA Confidential Treatment Request by
Brunswick Corporation Pursuant to Rule 83 (17 C.F.R. 200.83)
Please see the associated Appendix A to our response letter, summarizing the quantitative assessment of gross margins and revenue growth rates during the periods 2019 – 2025. The average actual and relative differences in gross margin during the 7-year evaluation period were [***%] and [***%], respectively. In addition, for 6 of the 7 years in the evaluation period, the margin changes between segments were directionally consistent.

We have evaluated revenue trends during the evaluation period, noting that the average revenue growth rates between the two operating segments were consistent, with Engine P&A exhibiting an average annual revenue growth rate of [***%] compared to ASG’s average annual growth % of [***%] during the 7 year period. Both segments experienced significant growth in recent years associated with the global COVID 19 pandemic. In addition, for 6 of the 7 years, the revenue trends were directionally consistent. The divergence during 2022 was mainly attributable to the acquisition of RELiON impacting ASG revenues.

For these reasons, we have concluded that both the Engine P&A and ASG operating segments exhibit similar economic characteristics.

e.    Explain further your statement that overall operating margins by product group and product types are generally consistent within each of the individual operating segments. In your response, provide a breakdown of operating margins by each product group and product type within each of the two operating segments.

Response:
Prior to performing our quantitative assessment of operating margins and gross margins for the historical, current, and projected periods, we performed a qualitative assessment of the overall segment strategic outlook, future prospects, and planned product mix. Our statement was meant to be a forward-looking qualitative assessment and should be clarified to explicitly state that operating margins by product group and product type are generally expected to be consistent within each of the operating segments. This qualitative assessment is then corroborated through the results of our quantitative assessment of operating margins and gross margins by segment. We respectfully acknowledge the Staff’s second request, but we have not prepared an assessment of operating margins by product group and product type within each of the two operating segments as this is not required by ASC 280-10-50-11 to evaluate whether operating segment have similar economic characteristics.

f.    Explain further how you considered the production processes are similar for each operating segment. For example, tell us whether both operating segments share the same or similar production facilities and equipment, work force, or raw materials.

Response:
The ASG operating segment has fully dedicated manufacturing operations located in Juarez, Mexico Menomonee Falls, WI, and Lowell, MI. The Engine P&A operating segment has fully dedicated manufacturing operations located in Fond du Lac, WI. The manufacturing processes are very similar between the two segments as both segments have elements of highly specialized manufacturing with similar production equipment utilized, light manufacturing/assembly, and

FOIA Confidential Treatment Request by
Brunswick Corporation Pursuant to Rule 83 (17 C.F.R. 200.83)
full distribution, (i.e. buy and resell). See further details in our response in 2(a). Further, the manufacturing workforces are similarly skilled and similar raw materials are used in the production processes.

The Company also has manufacturing facilities located in St. Cloud, Florida, Suzhou, China, and Juarez, Mexico which manufacture parts to be used and sold by both operating segments.

Both operating segments also sell and distribute products through the shared Land ‘N’ Sea, Boating Lifestyle Adventures, Payne’s Marine, and Lankhorst Taselaar distribution networks to both OEMs and Aftermarket customers around the globe.

Please do not hesitate to contact me at (847)735-4926 if you have any questions or would like to discuss any of the information addressed in this letter.

Sincerely,

/s/ Ryan M. Gwillim

Ryan M. Gwillim, Executive Vice President and Chief Financial Officer

cc: Sonia Barros, Sidley Austin LLP

FOIA Confidential Treatment Request by
Brunswick Corporation Pursuant to Rule 83 (17 C.F.R. 200.83)

Appendix A

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